December 4, 2007

To: Trustees of Saturna Investment Trust,
Amana Mutual Funds Trust

Re: Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually, the Trustees must review continuation of the existing Rule 17g-1 fidelity bond coverage. As we discussed at the last meeting, we were completing the application for the annual renewal to ICI Mutual (ICIM) for the Funds’ fidelity bond and D&O/E&O coverage. The application was filed, and requested coverages were approved.

We will accept the policies, including the increase in D&O/E&O coverage to $3 million from $2 million, subject to your ratification. It is our understanding that $3 million of coverage would be normal for fund complexes of Saturna Capital’s size. The deductible has been increased from $200,000 to $300,000 to save premium cost.

Each entity's fidelity bond coverage is to the full limit of $1,960,000, with a $50,000 deductible (except for the Funds, which cannot legally have a deductible). Mutual fund requirement amounts have been set in accordance with SEC Rule 17(g)-1, based on assets as of October 10, 2007, date of the application, with some allowance for growth.

Please note that the premium for the bond shown in the table below has increased from last year’s in absolute numbers, but coverage increased in greater proportion than did the premium. Therefore, a straight comparison with last year’s premium is misleading. A better comparison can be made by considering the annualized rate of $19,000 that was instituted last May when the bond was increased to $1.725MM. The current premium, including a coverage limit increase of $240,000, is approximately $2,500 less.

For both the fidelity bond and D&O policy, the premium per dollar of coverage has decreased from last year, over 10% for the D&O/E&O policy and nearly 25% for the fidelity bond. In discussions with ICIM, the decrease in premium was largely attributed to the “good” results of the SEC examinations, the increased separation of duties among executive staff and compliance, and the creation of an internal audit department. [During the course of ICIM’s review, a member of the underwriting team, a former SEC examiner, remarked that in her career she never seen such a detailed and rigorous examination as the one we experienced, reflecting our understanding based on conversations with SEC staff.] The quoted premiums for each policy are shown below in Table 1.

Table 1. ICI Mutual Policy Quote Summary
Policy	Limit	Quoted Premium
Blanket Bond	$1,960,000.00	$17,034.00
D&O/E&O	$3,000,000.00	$101,202.00

Allocations

SEC rules do not require any particular method of allocating fidelity bond or E&O/D&O premiums among the insured entities, so long as all relevant factors are considered. One specific factor that must be met is that each Trust’s allocated premium is less than what it would have paid purchasing an individual policy.

Attached are letters from ICIM confirming that the Trusts incur cost savings by purchasing a joint policy, as is the usual case. The letters state that the share of total premium for the blanket bond and D&O/E&O coverage allocated to each Trust is less than the premium each Trust would have had to pay if it had purchased separate policies from ICI Mutual. At our request, ICIM suggested possible methods of allocating the costs of the policies, which are also contained in the letters.

Fidelity Bond Premium

We have historically allocated the fidelity bond premium according to the proportion of each insured’s required coverage to the total bond coverage. Using this method, the calculation results in a premium allocation to the Trusts of roughly 84%, in line with ICIM’s recommendations. The blanket bond allocation is show below in Table 2.

Table 2. Blanket Fidelity Bond Premium Allocation
Insured	17(g)-1 Bracket	Coverage Requirement	Percentage of Total Bond	Bond Premium
Amana	$1-1.5 Billion	$1,250,000	63.78%	$10,863.52
Saturna Investment	$50-75 Million	$400,000	20.41%	$3,476.33
Saturna Capital	IRS requirement	$250,000	12.76%	$2,172.70
Saturna Brokerage	FINRA requirement	$60,000	3.06%	$521.45
		$1,960,000	100.00%	$17,034.00

E&O/D&O Premium Allocations

ICIM has been significantly increasing assignment of risk to advisers in joint D&O/E&O policies as a result of recent industry problems. According to ICIM, factors such as participation in market-timing schemes, purchasing and pricing lower-grade and foreign securities, and investments in derivatives, restricted securities and other riskier and more complex investments, among other things, have played a significant role in this process.

We have spoken to counsel familiar with industry practices, the Trusts’ auditors, and ICIM itself about ICIM’s recommended premium allocations. Both counsel and the Trusts’ auditors believe that a 50/50 allocation is unusually high, and something that they have seen very infrequently, if at all. In addition, ICIM says that its recommendations are only one possible way of computing an allocation, and that it is not aware of the actual role its recommendations play in establishing allocations, or whether they are used at all.

We recommend a different allocation method than the straight 50/50. Our recommended allocations take into account several considerations, including the nature of the Trusts’ and adviser’s businesses. Primary among these factors is the level of coverage each entity would choose if insuring individually and not as part of a joint policy. Because the assets and size of each entity within the Saturna complex are widely divergent, the coverage amounts each would purchase individually are also widely different. In addition, we believe the lower risk profile of Saturna’s business as a result of its not participating in any of the practices listed above or purchasing and pricing riskier and complex investments decreases its relative contribution to the complex’s total risk.

The recommendations below were developed by examining the relative costs of the Trusts’ expected premium for individual coverage in an amount that each would likely purchase if it were purchasing an individual policy. This assures a benefit to each Trust from participating in the joint bond. In the case of Amana, the allocation is based on purchasing an individual policy of $3MM, which ICIM estimates in the attached letter as $71,000. For Saturna Investment Trust, the letter also contains an estimate of the cost of a $3MM individual bond, $61,000.

However, in actual practice Saturna Investment Trust would be unlikely to purchase such a large policy. It probably could be expected to continue with a $1MM policy (although last year it shared in the cost of a $2MM policy). In conversation, we received a quote from ICIM for a $1MM policy for Saturna Investment Trust at a premium of $22,500. Similarly, the adviser and its affiliate would be expected to continue with a $1MM policy, at an ICIM estimated premium of $32,000-$35,000. We used $33,000 for purposes of a proposed allocation.

After examining various approaches, we developed an approach that we believe fairly allocates costs, provides roughly equal savings for each insured relative to the cost of individual policies, reflects changes in the market for advisers’ coverage, and recognizes the differences in policy limit requirements between the insured parties.

The D&O/E&O premium allocation developed applies a 20% discount to estimated or quoted premiums received from ICI Mutual for an individual policies of appropriate size. The policy size for Amana was $3MM, and $1MM for each of Saturna Investment Trust and Saturna Capital, including its affiliate, Saturna Brokerage Services. The D&O/E&O allocation is show below in Table 3.

Table 3. D&O/E&O Policy Premium Allocation
Insured	Individual Policy Limit	Individual Policy Quote	Joint Policy Discount (20%)	Policy Premium
Amana	$3,000,000	$71,000.00	$14,200.00	$56,800.00
Saturna Investment	$1,000,000	$22,500.00	$4,500.00	$18,000.00
Saturna Capital and SBS	$1,000,000	$33,000.00	$6,598.00	$26,402.00

Despite an increase in coverage of 67%, Amana’s bond premium has only increased 26%. Similarly, Amana’s D&O/E&O limit has increased 50% but its premium 44%. Saturna Investment Trust’s premiums have remained relatively constant, decreasing 14% for the bond and 2% for the D&O/E&O policy. Saturna Capital and its affiliate’s bond premium have decreased 30%, whereas its D&O/E&O premium has increased 50%. A comparison of the current premium with last year’s allocation is shown below in Table 4.

Table 4. Current Premium (2006-2007) vs. Proposed Premium (2007-2008)
	Bond		D&O/E&O
Insured	2006-2007	2007-2008	2006-2007	2007-2008
Amana	$8,644.33	$10,863.52	$39,476.16	$56,800.00
Saturna Investment	$4,034.35	$3,476.33	$18,423.72	$18,000.00
Saturna Capital and SBS	$3,862.32	$2,694.15	$17,638.12	$26,402.00